Exhibit 99.1

Luckin Coffee Announces New Independent Director

New Independent Director Brings Significant Leadership Experience and Expertise in Institutional Development to Board

BEIJING, December 28, 2022 (GLOBE NEWSWIRE) -- Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced the appointment of Mr. Joel A. Getz as an independent director of its Board of Directors (the “Board”).

“As we continue enhancing our focus on sustainable growth, we are delighted to welcome Mr. Getz to our Board as an independent director,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “In light of his significant leadership experience with leading organizations in the United States and expertise in institutional development, we are confident Mr. Getz will provide invaluable guidance and oversight as we work to execute on our strategic priorities. Our Board and senior management team look forward to working closely with Mr. Getz to achieve our mission and deliver long-term, sustainable value to our shareholders.”

With the appointment of Mr. Getz, the Board is expanded to ten directors.

About Mr. Joel A. Getz

Mr. Joel A. Getz currently serves as the Deputy Dean for Alumni, Development, and Special Initiatives at the Yale School of Management, which he joined in February 2008. At the Yale School of Management, Mr. Getz is in charge of all fundraising and alumni initiatives. Prior to joining the Yale School of Management, Mr. Getz worked with a number of organizations including Stanford University and the Mayor’s Fund to Advance New York City. Mr. Getz was President of the Mayor’s Fund, working with New York City Mayor Michael R. Bloomberg, deputy mayors, and agency commissioners, as well as a 50-member board of top CEOs, financiers, philanthropists and community leaders, to plan, prioritize and implement fundraising initiatives to support civic improvements in the City of New York. From 1990 to 1997 Mr. Getz was the President and Co-Founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University where he was First Marshal of his class and has served on the board of the Alumni Association.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; Chinese governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:
Luckin Coffee IR
Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor
ICR, Inc.
Phone: 646 880 9039

Media Relations:
Luckin Coffee PR
Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher
Joele Frank, Wilkinson Brimmer Katcher
Phone: 212 355 4449

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